Contact

www.linkedin.com/in/dorizavala
(LinkedIn)

Top Skills

Commercial Litigation
Real Estate
Litigation

Languages

Spanish

Dori L. Zavala, JD

Producer
Greater Phoenix Area

Summary

Dori Zavala has over 23 years experience as a litigator in state and federal trial and appellate courts. Her practice is focused on entertainment, commercial and appellate law. She holds a B.A. degree in Political Science/International Studies from Northwestern University and graduated cum laude with a Juris Doctor degree from the University of Arizona College of Law. In addition to her legal experience, she has also passed the Series 65 investment exam and has acted as an Investment Adviser Representative.

Dori is fluent in Spanish and can provide consultations/legal services in Spanish on request.

Experience

Frankie's Story, LLC

Producer/Member for PHARMA
December 2021 - Present (1 year 10 months)
United States

Zavala Law Offices, LLC

Attorney
September 2002 - Present (21 years 1 month)
Phoenix, Arizona Area

Law practice = entertainment law, corporate law, appeals.

Snell & Wilmer

Associate Attorney
June 2000 - September 2002 (2 years 4 months)
Phoenix, Arizona

Associate practicing commercial litigation.

Education

Northwestern University

Degree: Bachelor of Arts, Political Science and International Studies · (1992 - 1996)

University of Arizona, James E. Rogers College of Law

J.D., Law · (1997 - 2000)

Universidad Iberoamericana, Ciudad de México